UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date: December 8, 2011	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations

News Release	8th December 2011

TASMAN REPORTS ON 2011 DRILLING AND EXPLORATION RESULTS AT NORRA KARR HEAVY RARE EARTH ELEMENT AND ZIRCONIUM PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV – TSM; Frankfurt - T61; NYSE AMEX - TAS).  Mr Mark Saxon, President & CEO, is pleased to announce the final results from the 2011 Phase 3 drilling program at the Company’s 100% owned Norra Karr heavy rare earth element (REE) – zirconium (Zr) project in Sweden, and provide an update on surface exploration completed at the project over summer.

Highlights include:

•	Mineralization discovered in all 29 holes of the Phase 3 program;
•	High grade mineralization discovered from surface;
•	Previously unknown REE-Zr bearing intrusion discovered 5km to south of Norra Karr;
•	Surface mapping and structural geology completed to provide better understanding of the project;
•	Independent NI 43-101 resource calculation and Preliminary Economic Assessment nearing completion;

An additional 16 drill holes are reported within, ten of which were newly drilled from surface, the remainder being extensions of existing drill holes that terminated in mineralization in previous programs.  Mineralization was intersected in every hole drilled in this Phase 3 program at Norra Karr.  Of note is NKA11042 which discovered high grade heavy REE mineralization from surface, intersecting 36.3m @ 0.80% TREO (total rare earth oxide) with 45.1% HREO and 1.77% % ZrO2 (zirconium oxide) from 0m.  The HREO component of this intersection includes a Dy2O3 (dysprosium oxide) grade of 293 ppm and Y2O3 (yttrium oxide) grade of 0.25%.  Furthermore, drill hole NKA11046 intersected unusually high grades of zirconium and hafnium, returning 50.9m @ 2.27% ZrO2 and 386 ppm Hf from 12.1m.  Drill widths quoted approximate the true width of mineralization.

"This extensive new set of drill data from Norra Karr shall be incorporated in the updated NI 43-101 resource being completed by Pincock, Allen & Holt of Denver, Colorado” said Mark Saxon, Tasman’s President & CEO.  “The resource update is incorporated with the Preliminary Economic Assessment, which is anticipated to be delivered in early 2012.  These new drill results are particularly pleasing in that they include intersections at shallow depths that are substantially higher grade than the existing NI 43-101 resource.  Norra Karr is a globally significant heavy rare earth element project with potential to be the major and long term supplier of dysprosium and other HREE’s, in particular to the automotive industry.”

The best results returned from holes 40 to 49 and extensions to 04, 05, 06, 19, 24, 26, calculated using a lower cut-off of 0.2% TREO are:

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA11040	75.0	298.8	223.8m	0.62%	53.7%	2.0%
Including	100.5	288.5	188.0m	0.69%	50.3%	1.88%
NKA11041	0.9	33.6	32.7m	0.39%	60.2%	1.98%
	44.0	81.6	37.6m	0.33%	60.4%	1.33%
NKA11042	0.0	126.0	126.0m	0.48%	57.0%	1.63%
Including	0.0	36.3	36.3m	0.80%	45.1%	1.77%
NKA11043	2.8	192.0	189.2m	0.55%	56.4%	1.82%
Including	2.8	115.7	112.9m	0.68%	56.4%	1.99%

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 36 SWEDEN

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA11044	29.4	224.5	195.1m	0.50%	62.1%	2.01%
Including	50.1	137.2	87.1m	0.64%	59.7%	1.99%
NKA11045	84.1	270.7	186.6m	0.51%	61.4%	2.18%
Including	98.0	252.6	154.6m	0.53%	61.1%	2.22%
NKA11046	12.1	63.0	50.9m	0.36%	65.4%	2.27%
NKA11047	44.6	178.6	134.0m	0.27%	65.3%	1.74%
NKA11048	145.9	233.1	87.2m	0.28%	63.9%	1.77%
NKA11049	28.1	47.4	19.3m	0.34%	40.4%	1.00%
	81.8	145.0	63.3m	0.40%	49.0%	1.27%
NKA09004D	151.8	208.8	57.0m	0.40%	60.4%	1.60%
NKA09005D	152.1	251.5	99.4m	0.56%	54.0%	1.81%
Including	152.1	233.1	81.0m	0.60%	52.2%	1.81%
NKA09006D	150.4	300.9	150.5m	0.60%	59.6%	2.16%
NKA10019D	149.4	206.4	57.0m	0.37%	63.9%	2.59%
NKA10024D	175.7	259.1	83.5m	0.53%	46.3%	1.45%
Including	211.7	248.8	37.1m	0.65%	45.4%	1.61%
NKA10026D	149.6	290.1	140.5m	0.64%	42.9%	1.57%
Including	250.9	288.7	37.8m	0.72%	49.9%	1.85%
TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3,
Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

In addition to the drilling program, surface exploration at Norra Karr over the summer period was directed at gaining a better geological understanding of the project, identifying new target areas, and testing of surface sampling techniques that may be more widely applied in Tasman’s exploration programs.  Mapping and prospecting with a Niton handheld XRF device located a new and previously unmapped REE-Zr bearing intrusion, located 5km to the south of Norra Karr.  This new prospect area (Barnarp), out crops poorly, and is anticipated to be a drill target during the first quarter of 2012.

Norra Karr is characterized by being unusually enriched in the high value HREO when compared to peer projects tracked by industry analysts at Technology Metals Research LLC (www.techmetalsresearch.com), with HREO as a percentage of TREO exceeding 50%.  Of particular note are the high grades of Y2O3 (yttrium oxide), Dy2O3 (dysprosium oxide) and Tb2O3 (terbium oxide), metals with strong demand in the lighting and automotive industries, and with few potential sources outside China.  In addition, Technology Metals Research show Norra Karr to be the fourth largest heavy rare earth project in the Western World by contained metal.

The Phase 3 drill program in-filled Norra Karr to 100m spaced drill sections, tested the depth extension of the mineralized intrusion and obtained additional drill core for ongoing metallurgical testing.  The mineralized intrusion has now been drill tested to a maximum down-hole depth of 298.8m in NKA11040 which ended in the intrusion at the limit of the available drill rods.  This hole extended the depth of intrusion more than 100m below the lower limit of current NI 43-101 compliant inferred resource.  Further information on the project, a NI 43-101 resource report and a complete set of drill hole locations and intersections can be found on the Company’s website at http://www.tasmanmetals.com/s/Norra-Karr.asp.  The 16 holes reported herein are shown on Figure 1.

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers an area of 350m by 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drill holes appear associated with partially melted or pegmatitic intervals within the intrusion.  Recent mineralogical work by SGS Mineral Services has shown REE bearing minerals to be zirconosilicates, principally eudialyte and catapleiite, both of which are soluble in sulphuric acid.  The project shows geological similarity to advanced projects at Strange Lake (Quebec) and Dubbo (Australia).

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.  For an overview of the infrastructure and resource, please see a recent 3D fly through video at http://www.tasmanmetals.com/i/videos/video1/index.html.  A recent ResourceStockDigest interview with Tasman CEO Mark Saxon can be heard at: http://resourcestockdigest.com/archives/interview_hold/index.php?&content_id=2453.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM”.  REE demand is increasing, due to the metals unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  With a TREO (total rare earth oxide) cut off of 0.4%, the Inferred Mineral Resource comprises 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO being the higher value HREO (heavy rare earth oxide).  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the American Stock Exchange or the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources.  This news release uses the term "inferred mineral resource."  We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission.  The estimation of inferrred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.  U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements.
Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.

Figure 1: Drillhole locations at the Norra Karr project, Sweden.